EXHIBIT (a)(5)(C)
NEWS RELEASE

FOR IMMEDIATE RELEASE	Contact:	Steven E. Nielsen, President and CEO
Richard L. Dunn, Senior Vice President and CFO
(561) 627-7171

Palm Beach Gardens, Florida	October 4, 2005
DYCOM INDUSTRIES, INC. ANNOUNCES PRICING OF $150 MILLION AGGREGATE
PRINCIPAL AMOUNT OF SENIOR SUBORDINATED NOTES
Palm Beach Gardens, Florida, October 4, 2005—Dycom Industries, Inc. (NYSE Symbol: “DY”) announced today the pricing of $150 million aggregate principal amount of Senior Subordinated Notes due 2015 at 8 1/8%. The notes are to be issued by Dycom Investments, Inc., a direct wholly owned subsidiary of Dycom Industries, Inc. (“Dycom”), and are to be guaranteed by Dycom and its significant subsidiaries.
The notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States under Regulation S of the Securities Act. The transaction is expected to close on October 11, 2005.
Dycom intends to use the proceeds from the issue to fund a portion of its purchase of up to 9.5 million shares of its common stock pursuant to its previously announced modified “Dutch auction” self-tender offer. The tender offer commenced on September 13, 2005 and is scheduled to expire at 12:00 midnight, New York City time, on October 11, 2005, unless extended by Dycom. To the extent the net proceeds from the issue are not required for use in the tender offer, Dycom may use such proceeds for general corporate purposes.
The notes and the guarantees thereof will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act and any applicable state securities laws.
This press release includes statements that constitute “forward-looking statements,” including with regard to the senior subordinated notes offering, such as the completion and timing thereof. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties regarding investor demand for the notes; prevailing market conditions; business and economic conditions in the telecommunications industry affecting Dycom’s customers; the anticipated outcome of other contingent events, including litigation; other uncertainties and matters beyond the control of management; and the other risks detailed in Dycom’s periodic filings with the Securities and Exchange Commission. Dycom undertakes no obligation to update these statements for revisions or changes after the date of this release.
Notwithstanding any statement in this press release to the contrary, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.
THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY AND DOES NOT CONSTITUTE AN OFFER, SOLICITATION OR SALE IN ANY JURISDICTION IN WHICH SUCH OFFERING WOULD BE UNLAWFUL.
Dycom is a leading provider of specialty contracting services throughout the United States. These services include engineering, construction, maintenance and installation services to telecommunications providers, underground locating services to various utilities, including telecommunications providers, and other construction and maintenance services to electric utilities and others.